SECU[illegible] [illegible]SION

15025242



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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 50492 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Port Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2717 W. Coast Highway
(No. and Street)

Newport Beach (City) CA (State) 92663 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard H. Lemmon, Jr. 949 574-9286
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road (Address) Los Angeles (City) CA (State) 90027 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**





3/22/15

## OATH OR AFFIRMATION

I, Richard H. Lemmon, Jr. ____________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Port Securities, Inc. ____________________, as of December 31 ____________________, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

____________________
Signature

President
Title

____________________
Notary Public

NATALIE ASIK
NOTARY PUBLIC - CALIFORNIA
COMMISSION # 2005454
ORANGE COUNTY
My Comm. Exp. January 27, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CALIFORNIA ALL- PURPOSE CERTIFICATE OF ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California }

County of Orange }

On March 18, 2015 before me, Natalie Asik, Notary Public (Here insert name and title of the officer)

personally appeared Richard H. Lemmon Jr.,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

NATALIE ASIK
NOTARY PUBLIC - CALIFORNIA
COMMISSION # 2005454
ORANGE COUNTY
My Comm. Exp. January 27, 2017

Notary Public Signature (Notary Public Seal)

## ADDITIONAL OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

(Title or description of attached document)

(Title or description of attached document continued)

Number of Pages _____ Document Date_________

CAPACITY CLAIMED BY THE SIGNER

- ☐ Individual (s)
- ☐ Corporate Officer

  _____________ (Title)
- ☐ Partner(s)
- ☐ Attorney-in-Fact
- ☐ Trustee(s)
- ☐ Other _____________

2015 Version www.NotaryClasses.com 800-873-9865

### INSTRUCTIONS FOR COMPLETING THIS FORM

*This form complies with current California statutes regarding notary wording and, if needed, should be completed and attached to the document. Acknowledgments from other states may be completed for documents being sent to that state so long as the wording does not require the California notary to violate California notary law.*

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public for acknowledgment.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the acknowledgment is completed.
- The notary public must print his or her name as it appears within his or her commission followed by a comma and then your title (notary public).
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Indicate the correct singular or plural forms by crossing off incorrect forms (i.e. ~~he/she/they,~~ is /~~are~~ ) or circling the correct forms. Failure to correctly indicate this information may lead to rejection of document recording.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different acknowledgment form.
- Signature of the notary public must match the signature on file with the office of the county clerk.
  - ❖ Additional information is not required but could help to ensure this acknowledgment is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
  - ❖ Indicate the capacity claimed by the signer. If the claimed capacity is a corporate officer, indicate the title (i.e. CEO, CFO, Secretary)
- Securely attach this document to the signed document with a staple.

**Port Securities, Inc.**

**Report Pursuant to Rule 17a-5 (d)**

**Financial Statements**

**For the Year Ended December 31, 2014**

**Elizabeth Tractenberg, CPA**
**3832 SHANNON ROAD**
**LOS ANGELES, CALIFORNIA 90027**
**323/669-0545 – Fax 323/517-2625**
**elizabeth@tractenberg.net**
**PCAOB # 3621**


## Report of Independent Registered Public Accounting Firm

To the Board of Directors
Port Securities, Inc.
Newport Beach, CA 92663

I have audited the accompanying statement of financial condition of Port Securities, Inc. (the "Company"), a California corporation, as of December 31, 2014 and the related statements of income (loss), changes in stockholder's equity, and changes in financial condition for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, CA
February 20, 2015

**Port Securities, Inc.**
**Statement of Financial Condition**
**December 31, 2014**

**ASSETS**

| | | | |
|---|---|---|---|
| Cash | | | $ 81,124 |
| Clearing deposit | | | 26,289 |
| Commissions receivable | | | 19,904 |
| Prepaid expenses | | | 10,051 |
| Furniture and equipment net of accumulated depreciation of $7,786 | | | - |
| Total Assets | | | **$ 137,368** |

**LIABILITIES AND STOCKHOLDERS' EQUITY**

| | | | |
|---|---|---|---|
| **Liabilities** | | | |
| Accounts payable and accrued expenses | | | $ 22,767 |
| Salaries payable | | | 8,845 |
| **Total Liabilities** | | | 31,612 |
| **Stockholder's Equity** | | | |
| Common stock (1,500 shares authorized, 51 shares issued and outstanding, no par value) | $ | 1,500 | |
| Paid-in capital | | 27,000 | |
| Retained Earnings | | 77,256 | |
| **Total Stockholder's Equity** | | | 105,756 |
| Total Liabilities and Stockholder's Equity | | | **$ 137,368** |

See Accompanying Notes to Financial Statements

**Port Securities, Inc.**
**Statement of Income**
**For The Year Ended December 31, 2014**

| | | |
|---|---|---|
| **Revenue** | | |
| Commissions | $ | 335,184 |
| Miscellaneous income | | 2,071 |
| **Total Revenue** | | 337,255 |
| | | |
| **Operating Expenses** | | |
| Auto | | 8,289 |
| Clearing charges | | 41,080 |
| Commissions | | 149,688 |
| Data and communications | | 6,310 |
| Insurance | | 857 |
| Office expense | | 4,521 |
| Professional services | | 4,595 |
| Regulatory fees | | 11,001 |
| Rent | | 8,573 |
| Salaries, wages and related expenses | | 26,866 |
| Telephone | | 3,955 |
| Travel and entertainment | | 33,152 |
| All others | | 3,670 |
| **Total Operating Expenses** | | 302,557 |
| | | |
| Income before tax provision | | 34,698 |
| Income tax provision | | 800 |
| | | |
| Net Income | $ | **33,898** |

See Accompanying Notes to Financial Statements

# Port Securities, Inc.
## Statement of Changes In Stockholder's Equity
## For The Year Ended December 31, 2014

| | Common Stock Shares | Common Stock | Paid-In Capital | Retained Earnings (Deficit) | Total |
|---|---|---|---|---|---|
| **Balance December 31, 2013** | 1,500 | $ 1,500 | $ 27,000 | $ 63,358 | $ 91,858 |
| **Net Income** | | | | 33,898 | 33,898 |
| **Distributions** | | | | (20,000) | (20,000) |
| **Balance December 31, 2014** | **1,500** | **$ 1,500** | **$ 27,000** | **$ 77,256** | **$ 105,756** |

See Accompanying Notes to Financial Statements

**Port Securities, Inc.**
**Statement of Changes in Financial Condition**
**For The Year Ended December 31, 2014**

| | | |
|---|---|---|
| **Cash Flows from Operating Activities** | | |
| Net income | $ | 33,898 |
| Adjustments to reconcile net assets to net cash provided by operating activities: | | |
| (Increase) decrease in Commission receivable | | (8,530) |
| (Increase) decrease in prepaid expenses | | (2,406) |
| Increase (decrease) in accounts payable | | (333) |
| Increase (decrease) in salaries payable | | 4,726 |
| Increase (decrease) in deposits | | 393 |
| Net cash flows from operating activities | | 27,748 |
| **Cash Flows from Investing Activities** | | - |
| **Cash Flows from Financing Activities** | | |
| Distributions | | (20,000) |
| Net cash flows from financing activities | | (20,000) |
| Net increase (decrease) in cash | | 7,748 |
| Cash at beginning of year | | 73,376 |
| Cash at December 31, 2014 | $ | **81,124** |
| Supplemental Information | | |
| Interest paid | $ | - |
| Income taxes paid | $ | - |

See Accompanying Notes to Financial Statements

**Port Securities, Inc.**
**Notes to Financial Statements**
**December 31, 2014**

**Note 1 – Organization and Nature of Business**

Port Securities, Inc. (the "Company") was incorporated in the State of California on July 9, 1997. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority ("FINRA"), Municipal Securities Rulemaking Board ("MSRB"), and the Securities Investor Protection Corporation ("SIPC").

**Note 2 – Significant Accounting Policies**

**Basis of Presentation** – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Broker or dealer retailing corporate equity securities over-the-counter
- Broker or dealer selling corporate debt securities
- Mutual fund retailer
- Municipal securities broker
- Broker or dealer selling variable life insurance or annuities
- Put and call broker or dealer or option writer
- Non-exchange member arranging for transactions in listed securities by exchange member
- Private placements of securities

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

**Commissions** – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

**Provision for Income Taxes** - The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code and comparable State of California statutes wherein the Company's taxable federal and state income is taxed directly to the stockholder. Additionally, the state of California imposes a 1.5% state franchise tax on the corporation's taxable income.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2011 to the present, generally for three years after they are filed.

## Note 2 – Significant Accounting Policies (continued)

**Depreciation** – Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

**Statement of Changes in Financial Condition** - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

## Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2014.

**Fair Value Measurements on a Recurring Basis**
**As of December 31, 2014**

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| **Assets** | | | | |
| Cash | $81,124 | $ - | $ - | $81,124 |
| Clearing deposits | 26,289 | | | 26,289 |
| **Total** | $107,413 | $ - | $ - | $107,413 |

**Port Securities, Inc.**
**Notes to Financial Statements**
**December 31, 2014**

## Note 4 – Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2014, consist of the following:

| | Receivable | Payable |
|---|---|---|
| Fees and commissions receivable/payable | $ 19,904 | $ 0 |

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

## Note 5 - Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

## Note 6 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital of $95,705 which was $90,705 in excess of its required net capital of $5,000. The Company's net capital ratio was .33 to 1.

## Note 7 - Income Taxes

As discussed in Note 2 - Significant Accounting Policies, the Company is subject to a 1.5% tax on net income over the minimum tax of $800. At December 31, 2014, the Company recorded the minimum franchise tax of $800.

## Note 8 – Deposit – Clearing Organization

The Company has an agreement with a clearing broker which requires a minimum deposit of $25,000.

## Note 9– Exemption from the SEC Rule 15c3-3

The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

## Note 10 – SIPC Supplementary Report Requirement

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for fiscal year ending December 31, 2014 because the Company's SIPC Net Operating Revenues are under $500,000.

## Note 11 – Operating Lease

The company leases office space on a month-to-month basis. Rent expense for the year ended December 31, 2014 was $8,573.

## Note 12 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2014 through February 20, 2014, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

**Port Securities, Inc.**
**Schedule I - Computation of Net Capital Requirement**
**December 31, 2014**

| | |
|---|---|
| Computation of Net Capital | |
| Total ownership equity from statement of financial condition | $ 105,756 |
| Nonallowable assets | |
| Prepaid expenses | (10,051) |
| Net Capital | 95,705 |
| | |
| Computation of Net Captial Requirements | |
| Minimum net aggregate indebtedness | |
| 6-2/3 % of net aggregate indebtedness | 2,107 |
| Minimum dollar net capital required | 5,000 |
| Net Capital required (greater of above amounts) | 5,000 |
| Excess Capital | 90,705 |
| | |
| Excess net capital at 1000% (net capital less 10% of aggregate indebtedness) | 92,544 |
| | |
| Computation of Aggregate Indebtedness | |
| Total liabilities | 31,612 |
| Aggregate Indebtedness to net capital | 0.33 |

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

| | | |
|---|---|---|
| Net Capital per Company's Computation | $ | 96,505 |
| Variance | | |
| Increase in tax accrual | | (800) |
| Net Capital per Audited Report | $ | 95,705 |

**Port Securities, Inc.**
**Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3**
**As of December 31, 2014**

A computation of reserve requirement is not applicable to Port Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

**Port Securities, Inc.**
**Schedule III – Information Relating to Possession or Control Requirements under Rule 15c3-3**
**As of December 31, 2014**

Information relating to possession or control requirements is not applicable to Port Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

**Elizabeth Tractenberg, CPA**
**3832 SHANNON ROAD**
**LOS ANGELES, CALIFORNIA 90027**
**323/669-0545 – Fax 323/517-2625**
**elizabeth@tractenberg.net**
**PCAOB # 3621**

## Report of Independent Registered Public Accounting Firm

To the Board of Directors
Port Securities, Inc.

I have reviewed management's statements, included in the accompanying Port Securities, Inc. (the "Company") Exemption Report in which (1) the Company identified the following provisions of 17C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: ((k) (2) (ii)) (the "exemption provisions") from June 1, 2014 to December 31, 2014, and (2) the Company stated that they met the identified exemption provisions from June 1, 2014 to December 31, 2014 (the Company's fiscal year end) without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 for the periods noted in paragraph 1 above.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, CA
February 20, 2015

**PORT SECURITIES, INC.**
Member NASD/SIPC

Elizabeth Tractenberg, CPA
3832 Shannon Road
Los Angeles, CA 90027

RE: SEA Rule 17a-5(d) (4) Exemption Report

Dear Ms. Tractenberg:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3 (k) (2) (ii) the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Port Securities, Inc, met the Section 204, 15c3-3 (k) (2) (ii) exemption for the period June 1, 2014 to December 31, 2014.

Sincerely,

Richard H Lemmon Jr.
President

[illegible], CA [illegible] • [illegible] • (800) 417-7381 • FAX [illegible]